September 8, 2005

Mr. Brad Skinner, Accounting Branch Chief
Ms. Christine Davis, Staff Accountant
United States Securities and Exchange Commission
Washington, D. C. 20549

Sent via EDGAR

Dear Mr. Skinner:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated August 24, 2005 relating to International Microcomputer Software, Inc.’s (the “Company”) Form 10-KSB for the fiscal year ended June 30, 2004 filed on September 13, 2004 (File No. 000-15949).

We appreciate your review comments to assist us in our compliance with the applicable disclosure requirements. Management and the Board of IMSI are committed to fulfilling our obligations to the public.

Set forth below are the Staff’s comments followed by our responses.

Item 1.

Comment: We note your response to previous comment number 1. It remains unclear to us why you consider the transfers into and out of your brokerage account to be investing cash flow. Your reconciliation appears to suggest that these transfers effectively represent the gross purchases and sales of securities considering that such amounts do not appear to be provided elsewhere within your response. We note that you present “gains on marketable securities” which appears to represent realized gains on these securities according to your statements of operations, but we were unable to locate the gross purchases and sales relating to these securities. Please explain to us in more detail why you believe such cash flows are investing cash flows and refer us to the authoritative guidance that supports your accounting.

Answer: As noted in our response to Item 1 of the letter to you dated August 19, 2005, we presented the activity related to trading securities in our cash flow statement as follows:

•	The unrealized gains on marketable securities of $1,982,400 were included in “Cash flows from operating activities - Adjustments to reconcile net income to net cash used by operating activities”.

•
The gains on marketable securities and the expenses pertaining to the marketable securities brokerage account were netted to $583,000 and included in “Cash flows from operating activities - Changes in assets and liabilities”.

•	The cash transfers into the investment account of $475,600 were included in “Cash flows from investing activities”.
•	The cash transfers from the investment account of $115,900 were included in “Cash flows from investing activities”.

We now realize that our presentation was not in conformity with Paragraph 118 of FAS 115, which provides guidance on the financial statement presentation and disclosure of trading securities, as follows -

•
“Because trading securities are bought and held principally for the purpose of selling them in the near term, the cash flows from purchases and sales of trading securities should be classified as cash flows from operating activities.”

Therefore, in the future, the IMSI Consolidated Statements of Cash Flows will classify cash flows from trading securities as cash flows from operating activities.

The gross purchases and sales of securities were not shown in our reconciliation or the financial statements. To clarify that area of interest in future filings, we have an illustration (Exhibit A) of a trading securities footnote which we intend to use when encountering a similar situation in the future. These figures are within the text of the illustrative footnote. Although not directly relevant to the comment, we have expanded our disclosure of margin used in the securities account. For background only, as of the IMSI current fiscal year end, there is no margin utilized in the securities account.

Item 2.

Portion of Comment: We have read your response to prior comment number 3. It does not appear that you have addressed the impact of the cash flows occurring subsequent to the disposition that result from your continued involvement with Keynomics in the form of a licensing agreement. Please respond by addressing how these ongoing cash flows affected your conclusion with respect to paragraph 42 of SFAS 144.

Answer: We considered this matter as follows, determining there was no impact and this warranted no mention.

SFAS 144, Appendix B, Paragraph 111, states:

Paragraphs 44(a) and (b) of this Statement refer to adjustments relating to the resolution of contingencies that arise pursuant to the terms of the disposal transaction, as well as to those that arise from, and that are directly related to, the operations of a component of an entity prior to its disposal. Paragraph 25 of Opinion 30 specifies requirements for reporting in discontinued operations adjustments related to the disposal of a segment of a business that was reported in a prior period. It did not, however, specify the types of adjustments to which that reporting was intended to apply. Paragraph 25 of Opinion 30, as amended by FASB Statement No. 16, Prior Period Adjustments, stated:

Circumstances attendant to disposal of a segment of a business and extraordinary items frequently require estimates, for example, of associated costs and occasionally of associated revenue, based on judgment and evaluation of the facts known at the time of first accounting for the event. Each adjustment in the current period of a loss on disposal of a business segment or of an element of an extraordinary item that was reported in a prior period should be separately disclosed as to year of origin, nature, and amount and classified separately in the current period in the same manner as the original item. If the adjustment is the correction of an error, the provisions of APB Opinion No. 20, Accounting Changes, paragraphs 36 and 37 should be applied.

SFAS 144, Appendix B, Paragraph 112, states:

SEC Staff Accounting Bulletin No. 93, Accounting and Disclosures Relating to Discontinued Operations, clarified for public enterprises the reporting required by paragraph 25 of Opinion 30 as follows:

The [SEC] staff believes that the provisions of paragraph 25 apply only to adjustments that are necessary to reflect new information about events that have occurred that becomes available prior to disposal of the business, to reflect the actual timing and terms of the disposal when it is consummated, and to reflect the resolution of contingencies associated with that business, such as warranties and environmental liabilities retained by the seller.

Probably the significant fact relates to the value of the activity. The subsequent cash flows resulting from our 10% investment in Keynomics, L.L.C. total $0 on a cumulative basis since June 30, 2004 and are not considered material, considering SAB No. 99, and therefore:

•	Do not reflect new information about the events that occurred prior to the disposal of Keynomics, Inc.,
•	Do not impact the timing and terms of the disposal, and
•	Do not reflect the resolution of contingencies associated with that business.

Therefore, we believe that we have no ongoing reporting requirements regarding our licensing agreement with Keynomics, L.L.C. As such, we reported the disposal of Keynomics, Inc. in accordance with paragraph 42 of SFAS 144, which stipulates the following two conditions that must be met for the results of operations of a component of an entity to be reported in discontinued operations:

•
The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transactions (e.g., as shown in the discontinued operations section of the income statement).

•	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction (e.g., subsequent cash flows are immaterial).

Additionally, SAB Topic 5.E offers guidance on whether circumstances exist that may lead the staff to conclude that the risks of the business have not been transferred to the new owners and that a divestiture has not occurred. Topic 5.E indicates that factors to consider in determining whether a transaction should be accounted for as a divestiture: (1) continuing involvement by the seller in the business (such continuing involvement may take the form of veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership); (2) absence of a significant financial investment in the business by the buyer; (3) repayment of debt, which constitutes the principal consideration in the transaction, is dependent on future successful operations; or (4) the continued necessity for debt or contract performance guarantees on behalf of the business by the seller. Overall, these considerations are not applicable to our sale of Keynomics, Inc.

Portion of Comment: Refer to authoritative guidance that supports our assertion that the “arms-length” and “non-exclusive” nature of the licensing agreement is relevant to our conclusion (re: SFAS 144, paragraph 42).

Answer: “Arms-length” and “non-exclusive” are not, to our knowledge, tests from authoritative literature, and we only used these terms to illustrate our thought process.

We trust that we have addressed your comments with our responses. If you have further comments, please contact me at (415) 878-4011 or Mr. Robert O’Callahan, Chief Financial Officer, at (415) 878-4020.

Very truly yours,

International Microcomputer Software, Inc.
/s/ Martin Wade III
Martin Wade III
Chief Executive Officer

Exhibit A

Example of planned future disclosure referenced in answer to Comment 1.

Marketable Securities (illustration)

Short-term investments comprise equity securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at June 30, 2004. Net realized and unrealized gains and losses on trading securities are included in net earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification. For the year ended June 30, 2004, gross purchases of trading securities totaled $2,402,000 and gross sales of trading securities totaled $1,198,000. The marketable securities balance of $2,151,000 is net of a margin loan of $584,000. Margin interest expense rates ranged between 5.37% and 6.37% during the year and margin interest expense totaled $2,556.

The composition of trading securities, classified as current assets, is as follows at June 30, 2004 (all amounts in thousands):

	Cost	Fair Value

Common stock	$1,182	$2,151

Total trading securities	$1,182	$2,151

Investment income for the year ended June 30, 2004 consists of the following (all amounts in thousands):

Gross realized gains from sale of trading securities	$585

Dividend and interest income	78

Net unrealized holding gains	1,982

Net investment income	$2,645